FORM 10-SB

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                           Inet Commerce Conduit Corp.
                 (Name of Small Business Issuer in Its Charter)


         Florida                                          65-0705830
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
  Incorporation or Organization)                            Number)

615 Mount Pleasant Road, Suite 318, Toronto, Ontario, Canada            M4S3C5
      (Address of Principal Executive Offices)                        (Zip Code)

                                 (416) 482-3191
                            Issuer's Telephone Number


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                      Name of Each Exchange on Which
         to be so Registered                      Each Class is to be Registered

                  None


Securities to be registered pursuant to Section 12(g) of the Act:

         $.001 Per Share Par Value Common Stock

                                     PART I

The Issuer, Inet Commerce Conduit Corp., a Florida corporation, is electing to furnish the information required by Items 6-12 of Model B of Form 1-A under Alternative 2 of Form 10-SB.

Item 1A.  Company Risk Factors.
-------------------------------

         The Issuer and its outstanding securities are subject to risks including those set out in this Item 1A.

         WE ARE ENTERING INTO A NEW BUSINESS AND HAVE NO PRESENT CLIENTS OR REVENUE. The Issuer is initiating operations into a new business of acting as a business and financial consultant to, or investing in, new or emerging business engaged in an Internet related enterprise. The Issuer presently has no clients or any source of significant revenue. Unless its efforts to develop the new business are successful, the Issuer will have to acquire additional capital or cease operations.

         WE WILL NEED ADDITIONAL CAPITAL TO BE ABLE TO MAKE VENTURE CAPITAL INVESTMENTS IN DEVELOPING INTERNET COMPANIES. The Issuer does not presently have sufficient capital to make material investments in new or emerging Internet ventures. To be able to implement this portion of its business plan, it will have to develop such capital from revenue or acquire additional investment capital. There is no assurance the Issuer will have any future operating revenue; and there are no arrangements for or assurances of any additional capital.

         WE WILL HAVE TO DEVELOP A CONSULTING AND MANAGEMENT TEAM TO BE ABLE TO SERVICE ANY FUTURE BUSINESS. The Issuer's only present employee is its President. To be able to adequately service any future clients and business it may acquire, the Issuer will have to develop an adequate team of consultants or employees. The Issuer is presently in discussions with prospective consultants experienced in the requisite areas.

         THE FILING OF THIS REGISTRATION STATEMENT WILL INCREASE OUR OVERHEAD AND ASSET DEPLETION. The cost of filing this registration statement and in complying with the reporting requirements created by this filing will materially increase the Issuer's administrative overhead and accelerate the depletion of its assets.

         WE HAVE NO PRESENT ARRANGEMENTS TO ACQUIRE ANY ADDITIONAL CAPITAL NEEDED TO CONTINUE OUR EXISTENCE. The Issuer has no present arrangement under which it might acquire any additional capital needed to continue its existence. There is no assurance that it will be able to develop any such capital source.

         WE HAVE NO ASSURANCE THAT ANY BUSINESS COMBINATION OR ASSET ACQUISITION WE MIGHT MAKE WILL BE SUCCESSFUL. There is no assurance that any business combination or asset acquisition entered into by the Issuer will result in successful income producing operations.

Item 1.  Description of the Business
-------  ---------------------------
(Item 6 of Model B of Form 1A)

         The Issuer was organized on September 20, 1996 as a Florida corporation named Cosmetics Consultants Corporation. Its name was changed to Lomillo Consultants Corp. on November 25, 1996 and then to Inet Commerce Conduit Corp. on July 17, 1997. On July 17, 1997 the Issuer also completed a reorganization in which its then outstanding 1,034,4000 shares of Common Stock were reverse split into 517,200 shares on the basis of one new share for each two old shares. All references to outstanding Common Stock contained herein have been adjusted to reflect this reverse stock split.

         The Issuer was formed to provide advice and sales support services to retail sellers of cosmetic products. These services involved staff training, in-house promotions, mail order sales programs and arrangement of joint promotions between the cosmetic suppliers and the retail sellers, all designed to increase the retailer's cosmetic sales.

         In September of 1996, the Issuer sold 500,000 shares to its then President and director for $10,000.00. During the period from October of 1996 through February, the Issuer sold an additional 17,200 shares of Common Stock at $0.30 per share for total proceeds of $5,160.00. These shares were sold pursuant to the exemption from the registration requirements of Section 5 of the Securities Act of 1933 provided in Rule 504 of Regulation D adopted under that Act.

         The issuer continued to pursue the marketing of its sales development and support services to retailers of cosmetic products through 1997 without material results.

         From February 10, 1999 through April 1, 1999, the Issuer sold 6,000,000 shares of its Common Stock at $.05 per share for total proceeds of $300,000.00. These shares were sold pursuant to the exemption from the registration requirements of Section 5 of the Securities Act of 1933 provided in Rule 504 of Regulation D adopted under that Act.

         In September of 1999, the Issuer terminated its efforts to market its sales and support services to retailers of cosmetic products, due to a lack of sales. In November of 1999, Paul H. Stone, President of the Issuer, became its sole officer and director. Mr. Stone was so engaged to initiate the Issuer's activities in its new business venture related to the Internet. The Issuer acts as a consultant to Internet related enterprises that are seeking capital. It may, in the future, act as a venture capital firm and make direct investments in Internet companies

         The Issuer is presently negotiating consulting arrangements with experienced venture capitalists, investment bankers, systems analysts and technical Internet consultants to put together a team able to evaluate and assist emerging Internet companies and introduce them to potential capital sources. The Issuer will only be paid for its services if its client is successful in acquiring capital. The Issuer's activities will include: (i) reviewing and evaluating the client's business plan, business operations, personnel and facilities; (ii) advising the client as to its business and capital structure; (iii) assisting the client in developing information and documentation on its company, operations and an investment therein; and (iv) introducing the client to capital sources interested in an investment in such a business venture. The Issuer may take steps to facilitate negotiations between a client and prospective capital sources; but will not engage in selling activities as such.

         If sufficient capital becomes available to the Issuer, it may also acquire and hold direct venture capital investments in Internet related companies it has evaluated. There are no present arrangements under which the Issuer can acquire such capital, nor any assurance that such capital will become available. It is the present intention of the Issuer, that most venture capital investments will result in the Issuer holding a majority voting interest in the company in which the investment is made and to otherwise conduct its operations so that the Issuer does not become an Investment Company under the Investment Company Act of 1940.

Item 2.  Description of Property
-------  -----------------------
(Item 7 of Model B of Form 1A)shares of Common Stock

         The Issuer has no materially important physical properties. Its only material assets are its cash or cash equivalents in the appropriate amount of $230,000, as of November 30, 1999.

         The Issuer's present operations are conducted at the residence office of its President and through the use of a mail drop at 615 Mount Pleasant Road, Suite 318, Toronto, Ontario, Canada M4S3C5. The Issuer's President has not previously and will not in the future charge the Issuer for its use of these facilities. The Issuer is in the process of locating its initial office facility to be located in Toronto, Ontario. Additional offices may be located in other areas, as and if, the Issuer's business develops.

Item 3.  Directors, Executive Officers and Significant Employees.
-------  --------------------------------------------------------
(Item 8 of Model B of Form 1A)

         The following table sets forth information regarding the sole director and executive officer of the Company.

                                                                    Beginning
                                                                       of
         Name               Age               Positions               Term
         ----               ---               ---------             ---------

         Paul H. Stone      41         President and Director          11/99


         Paul H. Stone became the President and sole director if the Issuer on November 1, 1999. From 1980 to 1997, Mr. Stone was a "money market" broker for various companies working in monetary and securities transactions between banks and investment banking firms in Toronto, Canada. These employers and employment periods were: (I) 1980-1983 / Euro-Brokers Harlow, Ltd.; (ii) 1983-1988 / Prebon Yamane; (iii) 1988-1989 / Garvin, Guy, Butler; (iv) 1989-1993 / Prebon Yamane;
(v) 1993-1995 / Tullet and Tokyo Forex, Inc.; and (vi) 1995-1997 / Contor Fitzgerald. From 1997 to May of 1999, Mr. Stone operated his own company, Protective Products in Toronto, Ontario. That company was engaged in importing into Canada and distributing skin care products.

         It is anticipated that as the activities of the issuer increase in its new business, additional officers, directors and employees will be appointed or employed. The identity of such persons in not now known.

Item 4.  Remuneration of Directors and Officers.
-------  ---------------------------------------
(Item 9 of Model B to Form 1A)

         Information  with respect to the only  remuneration  paid to any of the former officers and directors of the Issuer during 1998 and from January 1, 1999 through October 31, 1999 is as follows:
1998                       Patti Cooke (1)           Administrative Fee (1)             $12,000.00

1/1/99 to 9/30/99          Patti Cooke (1)           Administrative Fee (1)             $ 5,000.00
                                                                                        ----------

                           Total                                                        $17,000.00

         (1) These administrative fees were paid to Wellington Cooke Gallery for services performed for the Issuer by Patti Cooke who was then Secretary of the Issuer. She is the sole owner of that company.

         In addition, the Issuer paid cellular telephone charges for mobile telephones used by its former officers and directors during 1998 and from January 1, 1999 through October 31, 1999 as follows:

--------------------------------------------------------------------------------
         Period                     Name of Individual     Telephone Charges (1)
--------------------------------------------------------------------------------
         1998                       Patti Cooke                $1,528.14

         1998                       Bradley R. Wilson          $1,731.44
                                                               ---------
         Total 1998                                            $3,259.58
                                                               =========

--------------------------------------------------------------------------------
         1/1/99 to 8/31/99          Patti Cooke                $2,248.87

         1/1/99 to 8/31/99          Bradley R. Wilson          $1,235.61
                                                               ---------
         Total 1/1/99 to 8/31/99                               $3,484.48
                                                               =========
--------------------------------------------------------------------------------

         (1) It is estimated that approximately 90% of these charges were for calls on the Issuer's business. Accordingly, approximately $700.00 of the total paid of $6,744.06 could be deemed to be compensation to the named officers and directors.

         Paul H. Stone will receive a salary, commencing December 1, 1999 at a rate of $250.00 per month. If the Issuer's business develops and it begins to generate revenue, the salary may be increased in an amount not now determinable.

Item 5.  Security Ownership of Management and Certain Securityholders.
-------  -------------------------------------------------------------
(Item 10 to Model B of Form 1A)

The following table sets forth information as of November 30, 1999 with respect to the ownership of the Issuer's Common Stock by its sole officer and director, and any person owning more than 10% of the Issuer's Common Stock:

         There are no outstanding options, warrants or other rights to acquire shares of the Issuer's Common Stock.

Item 6.  Interest of Management and Others in Certain Transactions.
-------  ----------------------------------------------------------
(Item 11 to Model B of Form 1A)

         In April of 1999, Hatchment Holdings, Inc., an Ontario corporation wholly owned by the then President and sole director of the Issuer purchased 300,000 shares of its Common Stock for $0.05 per share. In addition, Wellington Cooke Gallery, a company wholly owned by the then Secretary of the Issuer, also purchased 300,000 shares at $0.05 per share. These shares were purchased in an offering made by the Issuer under Rule 504 of Regulation D adopted under the Securities Act of 1933. They were purchased on the same terms and conditions as the non-affiliated purchasers in the offering.

         In May of 1999, the Issuer loaned Hatchment Holdings, Inc. $70,000 on an unsecured demand loan. The loan was repaid in October of 1999 in full together with $2,041 in interest.

Item 7.  Description of Securities.
-------  --------------------------
(Item 12 of Model B of Form 1A)

         The Issuer's authorized capitalization consists of 50,000,000 shares of $.001 par value common stock ("Common Stock"). As of October 1, 1999, there were 6,517,200 shares of Common Stock outstanding and there are no outstanding options, warrants or other rights to acquire shares of Common Stock. Under applicable Florida law and its Articles of Incorporation, the Issuer's Board of Directors may issue additional shares of its stock to bring its outstanding stock up to the total amount of authorized Common Stock without approval of its shareholders.

         On July 18, 1997 the Issuer completed a recapitalization in which its them outstanding 1,034,400 shares of Common Stock were reverse split on the basis of one new share for each two old shares. Thus the then outstanding 1,034,400 shares became 517,200 shares. All references to outstanding Common Stock contained in this Form 10-SB have been adjusted to give effect to this reverse stock split.

         The shares of Common Stock currently outstanding are fully paid and non-assessable. The holders of Common Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of Common Stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of Common Stock and the holders of any outstanding Preferred Stock with liquidation participation rights in proportion to their stock holdings.

         Each stockholder is entitled to one vote for each share of Common Stock held by such shareholder. A quorum for a meeting of the stockholders is one-half of the shares of capital stock entitled to vote at that meeting. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

         Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

         The Issuer's Common Stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

                                     PART II



Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Related Shareholder Matters.
-------  -----------------------------------------------------------------------

         The Issuer's Common Stock has been quoted on the OTC Bulletin Board under the symbol ICMC since May of 1997. To the knowledge of the Issuer there have been very few trading transactions in its Common Stock

         The following table sets forth high and low bid prices of the Common Stock on the OTC Bulletin Board for the periods indicated. The bid prices represent prices between dealers, which do not indicate retail markups, markdowns or commissions and the bid prices may not represent actual transactions:

         Quarter Ending:                       High                      Low
         --------------                        ----                      ---

         May - June, 1997                      5                         1/2
         June - September, 1997                5                         3/4
         October - December, 1997              5 3/8                     1/2
         January - March, 1998                 6                         1/2
         April - June, 1998                    5                         1/2
         July - September, 1998                5                         3/4
         October - December, 1998              5                         1/2
         January - March, 1999                 4                         1/2
         April - June, 1999                    4 13/16                   11/16
         July - September, 1999                4 13/16                   11/16

         The number of record holders of Common Stock of the Issuer at September 30, 1999 was 33. Additional owners of the Common stock hold their shares at street name with various brokerage and depository firms (there are three such firms included in the list of record owners).

         The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefore. The Issuer had never had any material earnings and does not presently have any capability to generate any such earnings. The Issuer has never declared any dividend. It does not anticipate declaring and paying any cash dividend in the foreseeable future. See Item 7 in Part I.

Item 2.  Legal Proceedings.
-------  ------------------

         Neither the Issuer nor any of its property is a party or subject to any pending legal proceeding. The Issuer is not aware of any contemplated or threatened legal proceeding against it by any governmental authority or other party.

Item 3.  Changes in and Disagreements with Accountants.
-------  ----------------------------------------------

         No principal independent accountant of the Issuer or any subsidiary thereof has ever resigned, been dismissed or declined to stand for re-election.

Item 4.  Recent Sales of Unregistered Securities.
-------  ----------------------------------------

         Information with respect to all securities sold by the Issuer since September 1, 1996, the offer and sale of which was not subject to an effective registration statement filed under the Securities Act is as follows:

          1. (a) On September 22, 1996 the Issuer sold 500,000 shares of its $.001 par value Common Stock.

               (b) No person acted as principal underwriter with respect to the offer or sale of these shares. The Issuer sold these 500,000 shares to Laurie Lomillo, its then sole director and executive officer of the Issuer.

               (c) The 500,000 shares were sold for cash at $0.02 per share for total proceeds of $10,000.00. No commission was paid on the sale.

               (d) In this sale the Issuer relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) as a transaction by an Issuer not involving a public offering. The purchaser of the shares is owned by an officer or director of the Issuer and thoroughly familiar with it and its operations. The purchaser acquired the shares for investment. The shares were issued as "restrictive securities" as such are defined under the Securities Act. An appropriate restrictive legend was placed in the certificate representing these shares and a stop transfer order on them was placed with the Issuer's Transfer Agent.

          2. (a) During the period from October of 1996 through February of 1997, the Issuer sold 17,200 shares of its $.001 par value Common Stock.

               (b) No person acted as a principal underwriter for the sale of these shares. The Common Stock was offered directly by the Issuer through its officer and director. The Common Stock was offered to investors primarily in Florida.

               (c) The 17,200 shares of the Common Stock were sold for cash at $0.30 per share (U.S. Funds) for gross proceeds of $5,160.00. No commissions or discounts were paid on any of the sales.

               (d) In the sale of these shares of Common Stock the Issuer relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Rule 504 of Regulation D adopted by the Securities and Exchange Commission. The Issuer was not then an Issuer of the types specified in subsection (a)(1)(2) and (3) of Rule 504 and thus eligible to use the exemption. The applicable provisions of Rules 501 and 502 were met by the Issuer on offering the subject shares. The only other securities sold by the Issuer during the 12-month period before the start of or during this Rule 504 offering were the 500,000 shares of Common Stock sold to its President and director on September 22, 1996 (see Item 4. (1) above).

          3. (a) During the period from February 10, 1999 through April 1, 1999, the Issuer sold 6,000,000 shares of its $.001 par value Common Stock.

               (b) No person acted as a principal underwriter for the sale of these shares. The Common Stock was offered directly by the Issuer through its officer and director. The Common Stock was offered to investors primarily in Ontario, Canada.

               (c) The 6,000,000 shares of the Common Stock were sold for cash at $0.05 per share (U.S. Funds) for gross proceeds of $300,000.00. No commissions or discounts were paid on any of the sales.

               (d) In the sale of these shares of Common Stock the Issuer relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Rule 504 of Regulation D adopted by the Securities and Exchange Commission. The Issuer was not then an Issuer of the types specified in subsection (a)(1)(2) and (3) of Rule 504 and thus eligible to use the exemption. The applicable provisions of Rules 501 and 502 were met by the Issuer on offering the subject shares. The Issuer did not sell any other securities during the 12-month period before the start of or during this Rule 504 offering.

Item 5.  Indemnification of Directors and Officers.
-------  ------------------------------------------

          Section 607.085 of the Florida Business Corporation Act provides:

               (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by. or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employees, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability in connection with such proceeding. including any appeal thereof. if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and. with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, in or of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any unlawful action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

               (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgement in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement nor exceeding, in the judgement of the board of directors, the estimated expenses of litigating the proceeding to the conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the cooperation, except that no indemnification shall be made under this subsection in respect to any claim, issue or manner as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

               (3) To the extent that a director, officer, employee, or agent of a corporation has been successful in the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection
          (2), or in defense of any claim, issue, or manner therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

               (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

                    (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

                    (b)  If  such  a  quorum  is  not  obtainable  or,  even  if obtainable, by a majority vote of a committee duly designated by the board of directors who are parties may participate, consisting solely of two or more directors nor at the time parties to the proceeding;

                    (c)  By independent legal counsel:

                         1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

                         2. If a quorum of the directors  cannot be obtained for
                    paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate; or

                    (d) By the  shareholders  by a  majority  vote  of a  quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of the shareholders who were not parties to such proceeding.

               (5) Evaluation of the reasonableness of expenses and authorization of indemnification be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel person specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

               (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation on advance on the final disposition of such preceding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount of he or she is ultimately found not to e entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

               (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgement or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

                    (a) A violation of the criminal  law,  unless the  director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had nor reasonable cause to believe his or her conduct was unlawful.

                    (b)  A  transaction   from  which  the  director,   officer,
               employee, or agent derived an improper personal benefit;

                    (c) In the case of a director,  a  circumstance  under which the liability provisions of ss.607.0834 are applicable; or

                    (d) Willful misconduct or a conscious disregard for the best interest of the corporation in a proceeding by or in the right of the corporation to procure a judgement in its favor or in a proceeding by or in the right of the shareholder.

               (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall incur to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

               (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to any other court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

                    (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

                    (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

                    (c) The director,  officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

               (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including and constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

               (11) For purposes of this section:

                    (a) The term "other  enterprises"  includes employee benefit plans:

                    (b) The term  "expenses"  includes  counsel fees,  including those for appeal:

                    (c) The term "liability" includes obligations to pay a judgement, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to an proceeding;

                    (d) The term "proceeding" includes any threatened,  pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and, whether formal or informal;

                    (e) The term "agent" includes a volunteer;

                    (f) The term  "serving  at the  request of the  corporation"
               includes any service as a director, officer, employee, or agent of the corporation that imposes duties or such persons, including duties related to an employee benefit plan and its participants or beneficiaries; and

                    (g) The  term  "not  opposed  to the best  interests  of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

               (12) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving as the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify that person against such liability under the provisions of this section.

          ARTICLE X of the Issuer's Articles of Incorporation provides:

                                   "ARTICLE X
             LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

               To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance."


          ARTICLE F of the Issuers Bylaws provides:

                   "INDEMNIFICATION OF DIRECTORS AND OFFICERS
                   ------------------------------------------

               The Corporation  shall indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of, the Corporation), brought to impose a liability or penalty on such person in his capacity of Director, officer, employee or agent of this Corporation, or of any other corporation which such person serves as such at the request of this Corporation, against judgments, fines, amounts paid in settlement and expenses, including attorney's fees, actually and reasonably incurred as a result of such action, suit or proceeding, or any appeal thereof, if they acted in good faith in the reasonable belief that such action was in the best interest of this Corporation, and in criminal actions or proceedings without reasonable ground for belief that such action was unlawful. The termination of any such civil or criminal action, suit or proceedings by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself create a presumption that any Director or officer did not act in good faith in the reasonable belief that such action was in the best interests of this Corporation or that they had reasonable ground for belief that such action was unlawful. The foregoing rights of indemnification shall apply to the heirs and personal representatives of any such Director, officer, employee or agent and shall not be exclusive of other rights to which they may be entitled."

         Insofar as indemnification for liabilities raising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Issuer pursuant to the foregoing provisions, the Issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefor unenforceable.

                           INET COMMERCE CONDUIT CORP.

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                                DECEMBER 31, 1998
                                DECEMBER 31, 1997
                                DECEMBER 31, 1996



                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Accountants' Report on Financial Statements.............................. F-2

Financial Statements:

         Balance Sheet................................................... F-3

         Statement of Operations......................................... F-4

         Statement of Stockholders' Equity............................... F-5

         Statement of Cash Flows......................................... F-6

         Notes to Financial Statements................................... F-7

Joseph F. Janusz  Certified Public Accountant
MEMBER: AMERICAN AND FLORIDA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS


                                                        7204 Jacaranda Lane
                                                     Miami Lakes, Florida  33014
                                                             --------
                                                         (305) 558-2272
                                                       Fax: (305)362-3118






                          Independent Auditors' Report
                          ----------------------------




The Board of Directors
INET Commerce Conduit Corp.


I have audited the accompanying balance sheets of INET Commerce Conduit Corp. as of December 31, 1998, 1997, and 1996, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INET Commerce Conduit Corp. as of December 31, 1998, 1997, and 1996 and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.



Miami Lakes, Florida
September 30, 1999


                                  INET Commerce Conduit Corp.
                         (Formerly Known As Lomillo Consultants Corp.)
                                 (A DEVELOPMENT STAGE COMPANY)

                                         BALANCE SHEETS


                                            ASSETS
                                            ------

                                            December 31,      December 31,      December 31,
                                               1998              1997              1996
                                            ------------      ------------      ------------
CURRENT ASSETS
--------------
 Cash held in Escrow Account                  $      0         $      0           $15,160
                                               --------        --------           -------
 Total Current Assets                         $      0         $      0           $15,160
                                               --------        --------           -------

OTHER ASSETS

 Total Other Assets                           $      0         $      0           $     0
                                               --------        --------           -------

         TOTAL ASSETS                         $      0         $      0           $15,160
                                               ========        ========           ========

                          LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
                          ----------------------------------------------

CURRENT LIABILITIES
-------------------

 Accounts Payable                             $ 17,089         $                  $     0
                                               --------        --------           -------
 Total current liabilities                    $ 17,089         $                  $     0
                                               --------        --------           -------


STOCKHOLDER'S EQUITY (DEFICIT)
------------------------------
 Common  stock  -  par  value  $.001,
 authorized  50,000,000 shares, issued
 and outstanding 1,034,400 shares
 at  December  31, 1996 and 517,200
 shares at December 31, 1997 and
 517,200 shares at December 31,1998           $    517         $    517           $ 1,034

 Additional paid-in capital                     14,643           14,643            14,126

 Deficit accumulated during
 the development stage                         (32,249)         (15,160)
                                               --------        --------           -------
  Total stockholder's equity
  (deficit)                                    $(17,089)       $      0           $15,160

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)                 $      0        $      0           $15,160
                                               ========        ========           ========













                           The accompanying notes are an integral
                             part of these financial statements.


                                              INET Commerce Conduit Corp.
                                     (Formerly Known as Lomillo Consultants Corp.)
                                             (A DEVELOPMENT STAGE COMPANY)

                                               STATEMENTS OF OPERATIONS



                                                                                          For the Period
                                    For the Year     For the Year      For the Year     September 20, 1996
                                       Ended            Ended             Ended            (Inception)
                                    December 31,     December 31,      December 31,       to December 31,
                                       1998             1997              1996                 1998
                                    ------------     ------------      ------------      -----------------

 Revenue                             $      0          $      0          $      0             $      0

 Total Revenue                              0                 0                 0                    0
                                     --------          --------          --------             --------

 Development stage
 expenses                              17,089            15,160                 0               32,249
                                     --------          --------          --------             --------
         Total expenses                17,089            15,160                 0               32,249
                                     --------          --------          --------             --------

 Net loss                            $(17,089)         $(15,160)         $      0             $(32,249)
                                     ========          ========          ========             ========

 Net loss per share                  $  (.004)        $(   .003)         $   .000
                                     ========          ========          ========

 Weighted average
 common shares
 outstanding                          495,247           517,200         1,034,400
                                     ========          ========         =========















                           The accompanying notes are an integral
                             part of these financial statements.

                                                     INET Commerce Conduit Corp.
                                             (Formerly Known as Lomillo Consultants Corp.)
                                                   (A DEVELOPMENT STAGE COMPANY)

                                              STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                                                                                           DEFICIT
                                                                                          ACCUMULATED
                                                 COMMON STOCK             ADDITIONAL      DURING THE            TOTAL
                                          -------------------------        PAID-IN        DEVELOPMENT        STOCKHOLDERS
                                           SHARES           AMOUNT         CAPITAL           STAGE          EQUITY (DEFICIT)
                                          --------         --------       ----------      -----------       ---------------
Common stock issued for
capital contribution by stockholder      1,000,000         $1,000          $  9,000                             $ 10,000

Common stock issued in connection
with 504 offering                           34,400             34              5,126                               5,160

Net loss
                                         ---------         -------          --------        --------            --------
Balance, December 31, 1996               1,034,400         $1,034          $ 14,126         $      0            $ 15,160
                                         =========         =======          ========        ========            ========
Common stock reverse stock
split 1 share for 2  shares                517,200           (517)              517                                    0

Net loss                                                                                     (15,160)            (15,160)
                                         ---------         -------          --------        --------            --------

Balance, December 31, 1997                 517,200         $   517         $ 14,643         $(15,160)           $      0
                                         =========         =======          ========        ========            ========


Net loss                                                                                     (17,089)            (17,089)
                                         ---------         -------          --------        --------            --------
Balance, December 31, 1998                 517,200         $   517          $ 14,643        $(32,249)           $(17,089)
                                         =========         =======          ========        ========            ========















                                          The accompanying notes are an integral
                                            part of these financial statements.


                                                         INET Commerce Conduit Corp.
                                                (Formerly Known as Lomillo Consultants Corp.)
                                                        (A DEVELOPMENT STAGE COMPANY)

                                                          STATEMENTS OF CASH FLOWS

                                                          STATEMENTS OF CASH FLOWS

                                                                                                      For the Period
                                                            For the Year Ended                      September 20, 1996
                                                               December 31,                        (Date of Inception)
                                                     1998         1997         1996                to December 31, 1998
                                                  -------------------------------------------      --------------------
CASH FLOW FROM
OPERATING ACTIVITIES:

 Net loss                                         $(17,089)     $(15,160)     $      0                  $(32,249)
 Adjustments to reconcile
 net loss to net cash used in
 operating activities:
  Change in operating assets and liabilities:
   Accounts payable                                 17,089                           0                    17,089
                                                  --------      --------      --------                  --------
   Net cash used in
   operating activities                                  0       (15,160)            0                   (15,160)

 CASH FLOWS FROM INVESTING
 INVESTING ACTIVITIES

 Net cash used in
 investing activities                                    0             0             0                         0
                                                  --------      --------      --------                  --------
CASH FLOWS FROM
FINANCING ACTIVITIES
 Proceeds from issuance of
  common stock                                           -             -        10,000                    10,000
 Proceeds from sales of
  common stock                                           0             0         5,160                     5,160
                                                  --------      --------      --------                  --------
 Net cash provided
  by financing activities                                0             0        15,160                    15,160
                                                  --------      --------      --------                  --------
 Net (decrease)increase in cash                          0       (15,160)       15,160                         0

 Cash at Beginning of period                             0        15,160             0                         0
                                                  --------      --------      --------                  --------
 Cash at End of Period                            $      0      $      0      $ 15,160                  $      0
                                                  ========      ========      ========                  ========




                                          The accompanying notes are an integral
                                            part of these financial statements.

                           INET Commerce Conduit Corp.
                  (Formerly Known as Lomillo Consultants Corp.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION

INET Commerce Conduit Corp. (the Company), a development stage company, was incorporated in the State of Florida on September 20, 1996 as Cosmetics Consultants Corp. for the purpose of acquiring or merging with an existing operating company.

On November 25, 1996, Cosmetics Consultants Corp. changed its name to Lomillo Consultants Corp.

On July 17, 1997, the Company amended and restated its articles of incorporation for Lomillo Consultants Corp. which changed its name to Inet Commerce Conduit Corp.

DEVELOPMENT STAGE

The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts with the ongoing development of the Company.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

LOSS PER SHARE

The computation of loss per share of common stock is based upon the weighted average common shares outstanding during each period.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company and raising capital.

NOTE 3 - CAPITAL STOCK ACTIVITY

The Company has issued 1,000,000 shares of its common stock, par value $.001 for $10,000, on September 22, 1996.

                           Inet Commerce Conduit Corp.
                  (Formerly Known as Lomillo Consultants Corp.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3 - CAPITAL STOCK ACTIVITY (con't)

In December 1996, the Company completed a private offering of 34,400 shares of common stock at a price of $.15 per share, amounting to gross proceeds of $5,160.

On July 18, 1997, the Company reverse split the outstanding shares of the Company's common stock 1 for 2.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real property. An officer/stockholder provided office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.

                                    PART III

1.   Index to Exhibits
     -----------------

          Exhibit No.        Description of Exhibits
          -----------        -----------------------

             2(a)            Issuer's Bylaws

             2(b)            Issuer's Articles of Incorporation, as amended



         Signatures:

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Issuer has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         INET COMMERCE CONDUIT CORP.

         Dated:   November 30, 1999      By: /s/ Paul H. Stone
                                             -----------------------------------
                                             Paul H. Stone, President

                                       13